

June 1, 2023

Dr. Steve N. Slilaty
Chief Executive Officer
Sunshine Biopharma, Inc
6500 Trans-Canada Highway
4th Floor
Pointe-Claire, Quebec, Canada H9R 0A5

> **Re: Sunshine Biopharma, Inc**
> **Registration Statement on Form S-3**
> **Filed May 25, 2023**
> **File No. 333-272197**

Dear Dr. Steve N. Slilaty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Cahlon, Esq.